Exhibit 21
KFORCE INC.
SUBSIDIARIES (DIRECT OR INDIRECT)

Name of Subsidiary	Jurisdiction of Incorporation or Formation
Romac International, Inc.	Florida
Kforce Flexible Solutions, LLC	Florida
Kforce Staffing Solutions of California, LLC	Florida
Kforce Global Solutions, LLC	Pennsylvania
Kforce Services Corp.	Florida
Kforce International Holdings, Inc.	Florida
Kforce India Holdings, Inc.	Florida
Knowledgeforce IT Services India Private Limited	India